UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO ANNOUNCES THIRD QUARTER 2026 RESULTS RELEASE DATE AND CONFERENCE CALL

Buenos Aires, October 14, 2026 – Central Puerto S.A. (“Central Puerto” or the “Company”) (BYMA: CEPU; NYSE: CEPU), one of the largest private power generation companies in Argentina, will release its financial results for the third quarter of 2026 on the first business day following Friday, November 6, 2026, the scheduled date of the Board of Directors meeting at which such results will be considered. As of the date of this announcement, the results are expected to be released on Wednesday, November 11, 2026(1). The Company’s management team will host a conference call to discuss its financial results for the third quarter of 2026 on Thursday, November 12, 2026, at 10:00 a.m. ET (12:00 p.m. Buenos Aires time).

Audience registration: Register here

The conference call link will also be available on Central Puerto’s website. Please connect a few minutes in advance to access the conference. A replay of the call will be available on Central Puerto’s website under the “Investors” section.

Contact:

Inversores@centralpuerto.com

Phone: +54 11 4317-5000

Av. Tomás Alba Edison 2701

Dock E – Port of Buenos Aires

(C1104BAB) City of Buenos Aires

Argentina

Legal Notice

This document may contain forward-looking statements relating to Central Puerto that do not constitute historical facts or describe current events. Such statements reflect the Company’s current expectations and projections regarding future events and involve known and unknown risks and uncertainties, as well as other factors that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Some of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other relevant sections of Central Puerto’s latest annual report, available on the website of the Argentine Securities Commission (Comisión Nacional de Valores, or CNV), on the Company’s website, and in the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC).

(1) The expected results release date takes into account the provisions of Emergency Decree No. 1103/2026, which establishes Monday, November 9, 2026, as a national public holiday and Tuesday, November 10, 2026, as a public holiday in the Autonomous City of Buenos Aires. Accordingly, and subject to the continued validity of such decree, the results are expected to be released on Wednesday, November 11, 2026. If the decree is repealed or otherwise rendered ineffective, the results would be released on Monday, November 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 14, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact